ALSTON&BIRD LLP

2828 N. Harwood Street

Suite 1800

Dallas, TX  75201-2139

214-922-3400

Fax: 214-922-3899

www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

February 6, 2017

VIA OVERNIGHT DELIVERY

Mr. Coy Garrison, Special Counsel

Office of Real Estate and Commodities

Division of Real Estate Finance

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:

Hartman vREIT XXI, Inc.

Pre-Effective Amendment No. 4 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-207711)

Dear Mr. Garrison:

This letter sets forth the draft disclosure submitted by our client, Hartman vREIT XXI, Inc. (the “Issuer”), for review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding Pre-Effective Amendment No. 4 to Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 related to the Issuer’s offering of its common stock.

1.

Draft NAV Disclosure

On January 17, 2017, pursuant to discussions with the Staff, the Issuer submitted the following draft disclosure regarding the Issuer’s determination of an estimated net asset value per share to the Staff:

Determination of Net Asset Value Per Share as of December 31, 2016

On January 10, 2017, the board of directors determined an estimated NAV per share of our common stock as of December 31, 2016 of $11.05. In determining the estimated NAV per share of our common stock, the board of directors considered and relied upon (i) information provided in a report (the “Valuation Report”) prepared by our Advisor regarding  the value of our single real estate asset, (ii) the recommendation of our independent directors who comprise the audit committee and valuation committee of our board of directors (iii) an appraisal of our single real property asset by Greenbriar Appraisal Company (the “Appraiser”), an independent third-party appraisal firm engaged by our Advisor to perform an appraisal of our single real estate asset, and (iv) our board of directors’ experience with, and knowledge of, our real property and other assets as of December 31, 2016.

The estimated NAV per share was determined as of December 31, 2016, which was prior to the date that we amended our charter to provide for our Class A Shares and Class T Shares or issued any Class T shares. Future determinations of our estimated NAV per share will reflect an estimated NAV per share for each class of our common stock outstanding.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Our board of directors has elected not to adjust the per share offering price of the shares of our common stock being sold in our initial public offering and pursuant to our DRIP as a result of the determination of the estimated NAV per share as of December 31, 2016.

We are providing the estimated NAV per share of our common stock to assist the broker dealers and stockholders in evaluating our company and to assist broker dealers in meeting their ongoing customer account statement reporting obligations under the current rules of FINRA.

The objective of our board of directors in determining the estimated NAV per share was to arrive at a value, based on recent available data, that it believed was reasonable based on methods that it deemed appropriate after consultation with the Advisor and the Audit Committee.  The estimated NAV per share is based on (x) the estimated value of our assets less the estimated value of our liabilities divided by (y) the number of outstanding shares of our common stock, all as of December 31, 2016.  We intend to determine an updated estimated value per share annually on or about the last day of our fiscal year, or more frequently in the sole discretion of the board of directors, which future NAV determinations may be substantially different than the estimated NAV determined as of December 31, 2016.

Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future.  Investors should also consider that we are in the very early stages of raising capital in our initial public offering and as of December 31, 2016, the valuation date, we owned only a joint venture interest in a single real property asset.  As and when we continue to raise capital from the sale of shares of common stock in our initial public offering and to invest in additional real estate properties, our assets and liabilities, and the NAV per share of our common stock, may vary significantly from the values as of December 31, 2016.

The following is a summary of the valuation methods used for our assets and liabilities:

Valuation of the Joint Venture Real Estate Investment. As of December 31, 2016, our sole real property investment consisted of a minority membership interest in Hartman Village Pointe, LLC, or “Hartman Village Pointe,” a joint venture between us and Hartman XX Limited Partnership, our affiliate “Hartman XX LP.”  As of December 31, 2016, we owned a 35.76% membership interest in Hartman Village Pointe. On November 14, 2016, Hartman Village Pointe acquired a fee simple interest in a retail shopping center located in San Antonio, Texas commonly known as Village Pointe, or the “Village Pointe Property,” from an unrelated third party seller for a purchase price of $7,050,000, exclusive of closing costs. Hartman Village Pointe financed the payment of the purchase price for the Village Pointe Property with Hartman XX LP’s and our capital contributions to Hartman Village Pointe and the proceeds of a mortgage loan to Hartman Village Pointe from Hartman XX LP.  The mortgage loan provided by Hartman XX LP was refinanced with proceeds of a mortgage loan from a bank on December 14, 2016.

For additional information on the purchase of the Village Pointe Property, see “Our Real Estate Investments.”

The Valuation Report prepared by our advisor included an estimated net asset value of our investment in Hartman Village Pointe as of December 31, 2016 of $1,689,196, based upon the appraisal of the property by the Appraiser and our 35.76% interest in the joint venture.

Mr. Coy Garrison

February 6, 2017

In order to determine the net asset value of our interest in Hartman Village Pointe as of December 31, 2016, our board of directors determined that the market value of the Village Pointe Property was $8,200,000 as of that date.  This determination was based on appraisal of the “market value – as is” as of November 6, 2016 of the Village Pointe Property performed by the Appraiser.  The Appraiser is a member of the Appraisal Institute, a Texas State Certified General Real Estate Appraiser and has earned the MAI and SRA designations from the Appraisal Institute. The appraisal was conducted to conform to applicable professional standards, including Rule 2-2(a) of the Uniform Standards of Professional Appraisal Practice.

Note Payable.  Our board of directors determined that the estimated value of the Hartman Village Pointe note payable was equal to fair value as of December 31, 2016, as determined by generally accepted accounting principles, or “GAAP.”  Our board of directors determined that the value of the Hartman Village Pointe note payable on December 31, 2016 was $3,525,000.

Joint Venture’s Other Assets and Liabilities. Our board of directors determined that the estimated valuation of Hartman Village Pointe’s other assets and liabilities, consisting primarily of cash and cash equivalents, restricted cash, deferred costs, accounts receivable, prepaid expenses, accounts payable and accrued expense and security deposits. These other assets and liabilities were considered by the board of directors to be equal to fair value as of December 31, 2016 due to their short maturities.

The following table presents how the estimated net asset value of our interest in Hartman Village Pointe was determined as of December 31, 2016:

Investment in real estate assets	$8,200,000
Other assets and liabilities	48,702
8,248,702
Note payable	3,525,000
3,525,000
Estimated net asset value of Hartman Village Pointe	$4,723,702

Estimated net asset value of 35.76%-member interest	$1,689,196

Our Other Assets and Liabilities. The Valuation Report included an estimated valuation of our other assets and liabilities, consisting primarily of cash and cash equivalents, restricted cash, accounts receivable, and other prepaid expenses and other assets.  These other assets and liabilities were considered by our board of directors to be equal to their fair values as of December 31, 2016 due to their short maturities.

Estimated NAV Per Share.  The estimated NAV per share was based upon 150,379 shares of our common stock issued and outstanding as of December 31, 2016.  Although the estimated NAV per share has been developed as a measure of value as of a specific time, December 31, 2016, the estimated NAV per share does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange or the limited nature in which a shareholder may redeem shares under our share redemption program (if at all), a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

The following table presents how the estimated NAV per share was determined by our board of directors as of December 31, 2016:

Investment in joint venture real estate investment	$1,689,196
Cash, cash equivalents and restricted cash	20,010
Other assets and liabilities	(47,046)
Estimated net asset value attributable to common share stockholders	1,662,160

Common stock outstanding	150,379
Estimated net asset value per common share	$11.05

Estimated net asset value per common share allocated on a per share basis:

Investment in joint venture real estate investment	$11.23
Cash, cash equivalents and restricted cash	0.13
Other assets and liabilities	(0.31)
Estimated NAV per common share	$11.05

Material Assumptions in Property Valuation

The Appraiser considered all three approaches to value generally recognized by the appraisal profession.  These include the cost approach, the income approach, and the sales approach.  The Appraiser utilized the income and sales approaches in making its appraisal of the Village Pointe Property.  The Appraiser considered the cost approach to be non-applicable in its appraisal for the Village Pointe Property, due to the age of the buildings and the lack of market data to accurately estimate the depreciation of the property’s improvements. The Appraiser concluded that the exclusion of the cost approach did not negatively impact its appraisal of the property.

The sales approach to value compares the Village Pointe Property to other properties that have transacted recently at known price levels. The Appraiser concluded that the as-is market value of the Village Pointe Property as of the appraisal date by the sales approach was $8,200,000.

The income approach analyzes the Village Pointe Property’s capacity to generate income and converts this capacity into an indication of value. The Appraiser examined the leases and tenants of the property, the gross and net income generated by the Village Pointe Property, the expenses and liabilities, capital improvements, and local and national market information. The income approach provides an estimate of value based on the direct inference between income and value, using the formula, I/R=V, where “I” is the net operating income, “R” is the overall capitalization rate, and “V” is the value.  The Appraiser concluded that the as-is market value of the Village Pointe Property as of the appraisal date by the income approach was $8,200,000.

The Appraiser made certain key assumptions in the income approach that it used to value the Village Pointe Property, which are set forth below:

Direct capitalization – capitalization rate	7.50%
Yield capitalization – discount rate	9.00%
Yield capitalization – terminal capitalization rate	7.75%

Mr. Coy Garrison

February 6, 2017

While our board of directors believes that the Appraiser’s assumptions are reasonable, a change in these assumptions would significantly impact the appraised value of the Village Pointe Property and our estimated NAV per share. The table below illustrates the impact on the estimated NAV per share if the capitalization rates and discount rate assumptions listed above were increased or decreased by 2.5%, assuming all other factors remain unchanged:

	Increase (Decrease) in the Estimated NAV per Share due to
	Decrease of 2.5%	Increase of 2.5%
Direct capitalization – capitalization rate	$11.73	$10.42
Yield capitalization – discount rate	$11.41	$10.70
Yield capitalization – terminal capitalization rate	$11.42	$10.71

Limitations of Valuation Method. FINRA rules provide limited guidance on the methods an issuer must use to determine its estimated NAV per share. As with any valuation method, and as noted above, the methods used to determine our estimated NAV per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. The estimated NAV per share determined by the board of directors is not a representation, warranty or guarantee that, among other things:

•

a stockholder would be able to realize the estimated NAV per share if such stockholder attempts to sell his or her shares;

•

a stockholder would ultimately realize distributions per share equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•

shares of our common stock would trade at the estimated NAV per share on a national securities exchange;

•

a third party would offer the estimated NAV per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•

the methods used to determine the estimated NAV per share would be acceptable to FINRA, under the Employee Retirement Income Security Act, the Securities and Exchange Commission or any state securities regulatory entity with respect to their respective requirements.

Further, the estimated NAV per share was calculated as of a particular moment in time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate investments since December 31, 2016), developments related to individual assets and changes in the real estate and capital markets.

2.

Draft Director Compensation Disclosure

On January 17, 2017, pursuant to discussions with the Staff, the Issuer submitted the following draft disclosure regarding the Issuer’s compensation of its directors to the Staff:

Compensation of Directors

The table below sets forth certain information regarding the compensation earned by or paid to our directors during the fiscal year ended December 31, 2016.

Name	Fees Earned or Paid In Cash	All Other Compensation(1)	Total
James A. Cardwell (2)	$7,500.00	$15,000.00	$22,500.00
John G. Ostroot (2)	5,500.00	10,000.00	15,500.00
Allen R. Hartman (3)	—	—	—
TOTALS	$13,000.00	$25,000.00	$38,000.00

_________________

(1)

The amounts shown in this column reflect the aggregate fair value of shares of restricted Class A common stock granted under our independent directors’ compensation plan (as discussed below) computed as of the grant date in accordance with the independent directors compensation plan and the Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(2)

Independent Directors.

(3)

Directors who are also our executive officers do not receive compensation for services rendered as a director.

Please contact me if you should need additional information or should have questions.

Sincerely,

/a/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	T. Levette Bagwell, Paralegal, Alston & Bird LLP

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